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The Articles of Association of TDC A/S is a translation from Danish. In case of any discrepancies between the Danish and the English version of the Articles of Association the Danish version prevails.

Articles of Association
of
TDC A/S

Name, Registered office and Objects of the Company

(1)	The name of the company is TDC A/S (“the Company”).
(2)	The Company also conducts business under the secondary name Tele Danmark Communications A/S (TDC A/S).

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(1)	The registered office of the Company is in the Municipality of Copenhagen.

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(1)	The objects of the Company are to conduct business within communications, services, directories, media, investment, financing, advisory services, trade and any other related business, whether in Denmark or abroad, if appropriate in the form of joint ventures with other Danish or foreign-based companies.

The Company’s Capital and Shares

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(1)	The nominal and fully paid-up share capital of the Company amounts to DKK 1,082,297,700.
(2)	The share capital is divided into shares in the denomination of DKK 5 each or multiples thereof.

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(1)	Until 28 March, 2009, the Company’s Board shall be authorized to increase the share capital by up to DKK 108,229,770. The new shares shall be negotiable instruments and registered in the name of the holder. The limitations of negotiability under Article 5 of the Articles of Association shall apply. The increase may be effected by cash payment or by payment in values other than cash. Subscription of shares may disregard the preemptive right of shareholders.

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(1)	The shares shall be negotiable instruments.
(2)	The shares shall be subject to the limitations of negotiability that follow from this Sub-article.
(3)	No shareholder shall be entitled to own and/or control shares corresponding to more than 9.5 percent of the authorized share capital of TDC A/S; see, however, Articles 5(9) to (11).
(4)	A shareholder shall be deemed to “control” a share where the share in question is owned by:
·	a corporation which is affiliated or associated with the shareholder;
·	a corporation or a person holding the share as the shareholder’s nominee;
·	a corporation or a person holding the share as the nominee of a corporation affiliated or associated with the shareholder; or
·	a corporation or a person having a community of interest with the shareholder.
(5)	In addition, a shareholder shall be deemed to control a share if the shareholder is empowered to exercise the voting right attaching to the share in question, whether as attorney-in-fact, as pledgee or pursuant to a special agreement. In the event that several shareholders have surrendered the voting right to the same non-shareholder, the shareholders in question shall be regarded as having a community of interest. The rules of this Sub-article 5 shall not include cases where the voting right according to an instrument of proxy in conformity with the provisions of Article 10(3) has been surrendered to TDC’s Board of Directors, Executive Committee, or any member thereof.

(6)	In the event that any shareholder owns and/or controls shares corresponding to more than 9.5 percent of the authorized share capital of TDC A/S, such shareholder shall - within four weeks of having been so requested in writing by the Board of Directors - sell and/or relinquish control of the shares in excess of the said 9.5 per cent; see, however, Articles 5(9) to (11). In the event that the shareholder fails to comply with this requirement before the expiry of the above period, TDC A/S shall, within the following eight weeks, be entitled to acquire, and the shareholder shall be obligated to sell, the shares at half the price quoted on the Copenhagen Stock Exchange on the day TDC A/S acquires the shares. In the event that several shareholders own/control such shares in common in contravention of the provision on ownership limitation, TDC A/S shall be entitled to choose which shareholders shall be obligated to sell and/or relinquish control of the shares exceeding the said 9.5 per cent.

(7)	In the event that a shareholder owns and/or controls shares in contravention of the provision on ownership limitation, the shares in excess of the pertinent limit shall not confer upon the owner any right to exert influence, such as voting rights, nor shall the shares in excess of the said limit be regarded as being represented at any General Meeting. In the event that several shareholders own/control shares in common in

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contravention of the provision on ownership limitation, the Board of Directors shall be entitled to choose which shareholders shall have their rights of influence curtailed.
(8)	In the event that a bank (the "depository bank") issues depositary receipts representing shares with the consent of the Company, such depositary receipts shall be subject to the above-mentioned provision regarding ownership limitation as if the depositary receipts were shares. In the event that the depository bank is registered with the Danish Securities Centre as the owner of the shares for which depositary receipts are issued, the shareholding of the depository bank shall not be subject to the above-mentioned ownership limitation. It shall be a precondition that the depository bank is entitled to exercise only the rights attaching to the shares registered in the name of the depository bank according to instructions from owners of the depositary receipts. Such instructions shall be specified and shall not grant any decision-making powers to the depository bank.

(9)	A shareholder may, however, with the consent of the Board of Directors, own and/or control shares corresponding to more than 9.5 per cent of the nominal share capital of TDC A/S where such shareholder is any other Danish or foreign telecommunications company and where the shares are acquired in order to establish or expand cooperation regarding telecommunications activities between the companies or affiliated companies. Such consent may be granted in connection with TDC A/S issuing or selling shares as payment for contributions from the telecommunications company with which cooperation is established. Any such consent shall be conditional upon the relevant shareholder having expressly given the Board of Directors an undertaking to abstain from voting at the election of two members of the Board of Directors, as provided for in Article 14(2).

(10)	Irrespective of the above-mentioned ownership limitation, TDC A/S can acquire its own shares in accordance with the rules of the Danish Companies Act.
(11)	The Board of Directors may, moreover, enter into the appropriate agreement with a financial institution, a stockbroker or an insurance company according to which any such body may acquire or otherwise control shares corresponding to more than 9.5 per cent of the authorized share capital of TDC A/S provided that the shares in excess of the said 9.5 per cent are acquired in accordance with a guarantee for the offering of or subscription for shares by the party concerned. The Board of Directors shall enter into an agreement with the guarantor on the terms and conditions for the possession and sale of the shares.

(12)	The shares shall be registered in the name of the holder and shall be entered in the name of the holder in the Company’s Register of Shareholders.
(13)	The Company’s shares are registered with the Danish Securities Centre and any rights attached to the shares shall be registered with the Danish Securities Centre according to the rules laid down to that effect.

General Meetings

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(1)	General Meetings shall be convened by the Board of Directors and shall be held in Greater Copenhagen. The meetings shall be convened by letter sent to any shareholder entered in the Company's Register of Shareholders who has so requested and by a notice inserted in the Danish Official Gazette and in one or more Danish or foreign daily newspapers as directed by the Board of Directors.

(2)	The Annual General Meeting shall be held every year not later than April 29 and shall be called by not less than 14 days' nor more than 28 days' notice.
(3)	Extraordinary General Meetings, which are held by resolution of the Board of Directors, one of the Auditors or by the Annual General Meeting, shall be called by not less than 8 days' nor more than 28 days' notice.

(4)	Whenever, for the consideration of a specified subject, shareholders holding at least one-tenth of the share capital shall so request in writing, an Extraordinary General Meeting shall be convened within fourteen days of receipt of the pertinent request and in other respects in accordance with Sub-articles (1) and (3) above.

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(1)	Any shareholder shall be entitled to propose resolutions for consideration and adoption at the Company's General Meetings. In order to be submitted at the Annual General Meeting any resolutions to be proposed shall be in writing and shall be submitted to the Board of Directors no later than seven weeks before the Annual General Meeting.

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(1)	At least eight days before any General Meeting, the agenda and the complete wording of the resolutions to be proposed at the General Meeting and, in the case of the Annual General Meetings, moreover copies of the audited Annual Report shall be available for the inspection of shareholders at the Company’s offices and, at the same time, be submitted to any shareholder entered in the Register of Shareholders who has so requested.

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(1)	The audited Annual Report shall be submitted at the Annual General Meeting.
(2)	The agenda for the Annual General Meeting shall include the following business:
1.	Election of the Chairman of the Meeting.
2.	The Board of Directors' report on the activities of the Company during the preceding year.
3.	The presentation of the Annual Report together with a resolution for its adoption.
4.	A resolution to discharge the Executive Committee and the Board of Directors from their obligations in respect of the financial statements.

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5.	A resolution regarding appropriation of profit or the covering of any loss, as the case may be, according to the Annual Report as adopted.
6.	Election of members of the Board of Directors, including theChairman and the Vice-Chairman and if desired election of alternates for the member of the Board of Directors, cf. Article 14.
7.	Election of two Auditors.
8.	Any proposals from shareholders or the Board of Directors.

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(1)	Any shareholder shall be entitled to attend the General Meeting provided that he has obtained an admission card from the Company’s head office during ordinary office hours at least five days before the date of the General Meeting. Such admission card, which specifies the number of votes held by the shareholder, shall be issued to anyone recorded in the Register of Shareholders as a shareholder, or to a shareholder who gives notice of and produces evidence to the Company of his rights by presenting a transcript of statement of account which must not be older than from the last year-end, from the Danish Securities Centre or a bank (the bank with which the custody account is held) as evidence of his shareholding, declaring at the same time that the shareholder has not disposed of the shares during the period from the date of the transcript of the said statement of account, and will not dispose of the said shares before the General Meeting.

(2)	Each share amount of DKK 5 shall entitle the holder to one vote.
(3)	Subject to the limitations stated above in Article 5, a shareholder shall be entitled to issue an instrument of proxy to another person for use at a General Meeting. The instrument of proxy may not be issued for a period of more than 12 months, and the proxy holder shall produce a written and dated instrument of proxy.

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(1)	General Meetings shall be presided over by a chairman elected by the shareholders. The Chairman thus elected shall decide all matters relating to proceedings and the voting.

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(1)	All business transacted at a General Meeting shall be subject to adoption by a simple majority of votes; see, however, sections 78 and 79 of the Danish Companies Act.

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(1)	Brief minutes of the proceedings at the General Meeting shall be recorded in a minute book authorized for such purpose by the Board of Directors. The said minute book shall be signed by the Chairman of the Meeting and any members of the Board of Directors present.

The Board of Directors and the Executive Committee

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(1)	The Board of Directors of the Company shall consist of eight members. In addition, there shall be the number of members who may be elected in accordance with the rules of the Danish Companies Act concerning employee representation. The Chairman and the Vice-Chairman of the Board of Directors shall be elected by the shareholders at the Annual General Meeting in accordance with Article 9 (2) 6 hereof.

(2)	If - with the approval of the Board of Directors pursuant to Article 5(9) - any shareholder holds or controls, as defined in Article 5, more than 9.5 per cent of the voting shares in TDC A/S, then such shareholder shall abstain from voting at the election of two of the members to be elected by the shareholders at the General Meeting and at the election of their alternates.

(3)	The Board of Directors and the alternates for the Board of Directors shall be elected by the shareholders at the Annual General Meeting for a term of 12 months. Thus, their term of office shall expire at the end of the Annual General Meeting held 12 months after their election. Retiring members and alternates shall be eligible for re-election.

(4)	The shareholders at the General Meeting may elect alternates for the members elected by the shareholders at the General Meeting.
(5)	One alternate may be elected for those members of the Board of Directors that might be elected in accordance with Article 14(2). In the absence of one of these two members, the alternate shall join the Board.

(6)	Where members of the Board of Directors have been elected in accordance with Article 14(2), the shareholders at the General Meeting may elect two alternates, referred to as the first alternate and the second alternate, who shall join the Board in the absence of the Chairman or the Vice-Chairman or of one of the four members of the Board of Directors elected by all the shareholders at the General Meeting.

(7)	Where an alternate joins the Board in the absence of the Chairman or the Vice-Chairman, the alternate shall join the Board as an ordinary member of the Board of Directors exclusively, as it is for the Vice-Chairman to exercise the powers of the Chairman in the absence of the Chairman whereas the powers of the Vice-Chairman cease in his absence. In the absence of the Chairman as well as the Vice-Chairman a new election of the Chairman and the Vice-Chairman shall take place following a notice from the Board of Directors convening an extraordinary general meeting.

(8)	Where no members have been elected in accordance with Article 14(2), only two alternates may be elected for the Board of Directors for all the members of the Board of Directors. This election shall follow the same rules as those mentioned under Sub-article 6 above.

(9)	The election of the first alternate and the second alternate shall take place by the method of proportional representation in such a manner that the alternate who receives the highest number of votes shall be the first alternate, and the alternate who receives the second highest number of votes shall be the second alternate. In the event of tie votes, the question who shall be the first alternate and who shall be the second alternate shall be decided by drawing lots, arranged by the Chairman.

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(1)	The Board of Directors and the Executive Committee shall give general supervision and direction to the affairs of the Company.
(2)	All members of the Board of Directors shall have equal voting rights, and all resolutions shall be passed by a simple majority of votes. However, in the event of a tie, the Chairman, or in his absence, the Vice-Chairman, shall have the casting vote. The Board of Directors shall form a quorum when the majority of its members are present. The Chairman of the Board of Directors shall preside over the board meetings in accordance with the rules of procedure laid down by the Board of Directors governing the discharge of its duties. In the absence of the Chairman or in his inability to attend, the Vice-Chairman shall take his seat.

(3)	The proceedings at board meetings shall be recorded in a minute book. Such minutes shall be signed by all Directors present.

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(1)	The Board of Directors shall appoint an Executive Committee of three to eight members to manage the day-to-day affairs of the Company. The Executive Committee shall ensure that the Company's books are kept in compliance with the pertinent rules laid down by legislation and that asset management is subject to the appropriate control. The terms of service for the Executive Committee shall be determined by the Board of Directors.

(2)	The Executive Committee shall be in charge of the day-to-day management of the Company and, in doing so shall comply with the guidelines and directions issued by the Board of Directors. All matters of material importance to the Company, including the determination of operating and capital budgets, dividend policy, material transactions regarding the acquisition or sale of assets, the principles regarding the acquisition or sale of the Company assets in the ordinary area of business and the Company’s incurring of debt obligations, shall be submitted by the Executive Committee to the Board of Directors for approval, unless Board approval can not be obtained without considerable inconveniences to the Company's business.

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(1)	The Board of Directors shall ensure that the Company's activities are managed appropriately and that the functions of bookkeeping and asset management are subject to the appropriate control, with due consideration being paid to the Company's business situation.

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(1)	The Company shall be bound in legal transactions by the joint signatures of any three members of the Board of Directors, one of whom must be the Chairman or the Vice-Chairman of the Board of Directors or by the joint signatures of any two members of the Executive Committee

(2)	The Board of Directors may grant powers of procuration.

Financial Statements; Auditors

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(1)	The Company’s fiscal year shall run from 1 January to 31 December. The initial accounting reference period shall end on 31 December 1991.

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(1)	The Annual Report shall be prepared in accordance with the legislation in force from time to time concerning the presentation of accounts by companies.

(1)	The Company’s financial statements shall be audited by two Auditors elected at the Annual General Meeting for a term of 12 months. At least one of the Auditors shall be a Danish state-authorized public accountant. The auditors elected at the Annual General Meeting shall be elected each year at the Annual General Meeting.

(2)	The Board of Directors may appoint one or more internal auditors.

Adopted at the Extraordinary General Meeting held on 18 March 1994, at the Annual General Meeting held on 7 April 1994, by Board Resolutions dated 29 August 1995 and 18 March 1997, at the Extraordinary General Meeting held on 19 January 1998 and by Board Resolutions dated 24 April and 19 June 1998, at the Annual General Meeting held on 23 April 1999, at the Extraordinary General Meeting held on 21 May 1999, at the Annual General Meeting held on 13 April 2000, at the Annual General Meeting held on 26 April 2001, at the Annual General Meeting held on 9 April 2003, and at the Annual General Meeting held on 29 March 2004.